UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 13)*

                             PLAYTEX PRODUCTS, INC.
                             ----------------------
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                          ----------------------------
                         (Title of Class of Securities)

                                 72813P-10-0
                                 -----------
                               (CUSIP Number)

                               Marc T. Scholvinck
                          Blum Capital Partners, L.P.
                       909 Montgomery Street, Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                                --------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 2, 2004
                               ----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Page 1 of 10


CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 2 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                       BLUM CAPITAL PARTNERS, L.P

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3205364
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       4,471,436**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  4,471,436**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,436**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                           PN, IA

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 3 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       4,471,436**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  4,471,436**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,436**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 4 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                        BLUM STRATEGIC GP, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3303831
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                              See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       4,471,436**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  4,471,436**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,436**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 5 of 10

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                                  USA

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                       4,471,436**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                  4,471,436**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,471,436**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.3%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5 below

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 6 of 10

This Amendment No. 13 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on November 18, 2002 by Blum Capital Partners, L.P., a California limited partnership ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP, L.L.C., a Delaware limited liability company ("Blum GP"); Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP (collectively, the "Reporting Persons"); and The Carpenters Pension Trust for Southern California. This Amendment No. 13 relates to the shares of Common Stock, par value $.01 (the "Common Stock") of Playtex Products, Inc. (the "Issuer"). The principal executive office and mailing address of the Issuer is 300 Nyala Farms Road, Westport, CT 06880. The following amendments are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2.  Identity and Background
--------------------------------

Item 2 of the Schedule 13D is hereby amended as follows:

Since the filing of Amendment No. 12 to Schedule 13D, there have been changes to the executive officers and directors of Blum L.P. and RCBA Inc.

The principal business office address of Blum L.P. and RCBA Inc. is 909 Montgomery Street, Suite 400, San Francisco, California 94133. The names of the executive officers and directors of Blum L.P. and RCBA Inc., their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
President &            Suite 400                         Blum L.P.
Chairman               San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Partner       Suite 400                         Blum L.P.
& Director             San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA      Partner,
Partner                Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Jose S. Medeiros       909 Montgomery St.       Brazil   Partner,
Partner                Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Kerry L. Nelson        909 Montgomery St.       USA      Partner,
Partner                Suite 400                         Blum L.P.
                       San Francisco, CA 94133


CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 7 of 10


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Gregory L. Jackson    909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Jeffrey A. Cozad      909 Montgomery St.       USA       Partner,
Partner               Suite 400                          Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.       USA       Partner & Chief
Partner, Chief        Suite 400                          Financial Officer,
Financial Officer,    San Francisco, CA 94133            Blum L.P.
Assistant Secretary
& Director


Since the filing of Amendment No. 12 to Schedule 13D, there have been changes to the members of Blum GP.

The principal business office address of Blum GP is 909 Montgomery Street, Suite 400, San Francisco, CA 94133. The names of the managing members and members of Blum GP, their addresses, citizenship and principal occupations are as follows:

Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Richard C. Blum        909 Montgomery St.       USA      President & Chairman,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Nils Colin Lind        909 Montgomery St.       Norway   Managing Partner,
Managing Member        Suite 400                         Blum L.P.
                       San Francisco, CA 94133

John C. Walker         909 Montgomery St.       USA      Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Jose S. Medeiros       909 Montgomery St.       Brazil   Partner,
Member                 Suite 400                         Blum L.P.
                       San Francisco, CA 94133

Kerry L. Nelson       909 Montgomery St.        USA      Partner,
Member                Suite 400                          Blum L.P.
                      San Francisco, CA 94133


CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 8 of 10


Name and              Business                 Citizen-   Principal Occupation
Office Held           Address                  ship       or Employment
--------------------  -----------------------  ---------  --------------------

Jeff A. Cozad         909 Montgomery St.        USA       Partner,
Member                Suite 400                           Blum L.P.
                      San Francisco, CA 94133

Marc T. Scholvinck    909 Montgomery St.        USA       Partner & Chief
Member                Suite 400                           Financial Officer,
                      San Francisco, CA 94133             Blum L.P.


To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 5.  Interest in Securities of the Issuer
---------------------------------------------
Item 5 of the Schedule 13D is hereby amended as follows:

(a),(b) According to the Issuer's most recent Form 10-Q, there were 61,215,856 shares of Common Stock outstanding as of November 7, 2003. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of the following shares of Common Stock:(i) 2,693,436 shares of Common Stock held by Blum L.P. and RCBA, Inc. on behalf of the limited partnerships for which Blum L.P. serves as the general partner, or on behalf of an entity for which Blum L.P. serves as investment advisor, which represents 4.4% of the outstanding shares of the Common Stock; and (ii) 1,778,000 shares of Common Stock held by Blum GP on behalf of the limited partnership for which it serves as the general partner, which represents 2.9% of the outstanding shares of the Common Stock. Voting and investment power concerning the above shares are held solely by Blum L.P. and Blum GP. The Reporting Persons therefore may be deemed to be members in a group, in which case the group would be deemed to have beneficial ownership of an aggregate of 4,471,436 shares of the Common Stock, which is 7.3% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the securities over which Blum GP has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this


CUSIP NO. 72813P-10-0            SCHEDULE 13D                     Page 9 of 10

Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., managing members and members of Blum GP, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or Blum GP.

(c) The reduction in holdings includes the following: (1) all shares legally owned by Carpenters Pension Trust for Southern California, United Brotherhood of Carpenters Pension Plan and The Common Fund for the account of its Multi-Strategy Equity Fund (collectively, the "Investment Advisory Clients") for which Blum L.P. maintained voting and investment power, and whose shares were therefore deemed to be beneficially owned by Blum L.P.; (2) one of the limited partnerships for which Blum L.P. serves as the general partner distributed 151,456 shares of Common Stock to a limited partner in connection with the withdrawal of the limited partner from the limited partnership, and transferred 244 shares of Common Stock to Blum L.P.

During the last 60 days, the Reporting Persons distributed to the Investment Advisory Clients and a limited partner in one of the limited partnerships for which Blum L.P. serves as the general partner, the shares of the Common Stock shown below:

Entity                            Trade Date      Shares       Price/Share
------                            ----------   ------------    ------------
Investment Advisory Clients,      02-02-04      5,528,100         -0-
which Blum L.P. served as
investment advisor.

Entity                            Trade Date      Shares       Price/Share
------                            ----------   ------------    ------------
Investment partnership for         02-02-04       151,456         -0-
which Blum L.P. serves as the
general partner.

(d) and (e)  Not applicable.



Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A  Joint Filing Undertaking



CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 10 of 10

                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2004

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Marc T. Scholvinck            By: /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner, Chief Financial Officer      Partner, Chief Financial Officer
     and Assistant Secretary               and Assistant Secretary


RICHARD C. BLUM


By: /s/ Marc T. Scholvinck
    --------------------------------
By: Marc T. Scholvinck
    Attorney-in-Fact


BLUM STRATEGIC GP, L.L.C.


     /s/ Marc T. Scholvinck
    -------------------------------
By: Marc T. Scholvinck, Member



CUSIP NO. 72813P-10-0            SCHEDULE 13D                    Page 1 of 1

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  February 4, 2004

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By: Richard C. Blum & Associates, Inc.
                                          its general partner



By: /s/ Marc T. Scholvinck            By: /s/ Marc T. Scholvinck
    -------------------------------       -----------------------------------
    Marc T. Scholvinck                    Marc T. Scholvinck
    Partner, Chief Financial Officer      Partner, Chief Financial Officer
     and Assistant Secretary               and Assistant Secretary


RICHARD C. BLUM


By: /s/ Marc T. Scholvinck
   --------------------------------
By: Marc T. Scholvinck
    Attorney-in-Fact



BLUM STRATEGIC GP, L.L.C.


     /s/ Marc T. Scholvinck
   -------------------------------
By: Marc T. Scholvinck, Member